UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, January 18, 2021

GAL Note No. 9/21

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Notice of Class B and C Shareholders Meeting.

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable norm, in order to inform that the company's Board of Directors at its meeting today resolved to call the Class B and C Special General Shareholders' meeting for February 23, 2021 at 11:00 a.m., to be held; (a) in case of being held in person at the headquarters of Avenida del Libertador 6363, ground floor, Autonomous city of Buenos Aires; (b) f it is held remotely, through the Microsoft Teams system in accordance with the provisions of the Resolution General 830/20 of the National Securities Commission and in the event that on the scheduled date for the holding of the Assembly, the prohibitions or restrictions on the free circulation provided by current regulations are maintained as a consequence of the health emergency.

Without further ado, we greet you very kindly.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

January 22, 2021

The Bank of New York,

101 Barclay Street, New York,

New York 10286

Attention: American Depositary Receipt Administration

Facsimile: +1 (212) 571-3050

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

CALL TO GENERAL EXTRAORDINARY SHAREHOLDERS´ MEETING

The shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor SA) (the “Company”) (CUIT 30-65511620-2) are hereby convened to the Extraordinary General Meeting to be held on on February 23rd, 2021 at 11 am, in order to consider the following Agenda: 1) Appointment of two shareholders to approve and sign the meeting minutes; 2) Ratification of all actions carried out in relation to the AGREEMENT ON THE JOINT EXERCISE OF THE REGULATION AND CONTROL OF THE PUBLIC SERVICE FOR THE DISTRIBUTION OF ELECTRIC ENERGY BETWEEN THE NATIONAL STATE, THE PROVINCE OF BUENOS AIRES AND THE AUTONOMOUS CITY OF BUENOS AIRES, and its respective Adenda, including but not limited to the waiver provided therein to file claims against the Federal Government, the Province of Buenos Aires and/or the City of Buenos Aires, as a result or on the occasion of the agreements provided therein; 3) Ratification of all actions carried out in relation to the AGREEMENT FOR THE DEVELOPMENT OF THE PREVENTIVE AND CORRECTIVE WORK PLAN OF THE ELECTRICAL DISTRIBUTION NETWORK OF THE METROPOLITAN AREA OF BUENOS AIRES, including but not limited to the waiver provided therein to file claims against the Federal Government, the Province of Buenos Aires and/or the municipalities of the metropolitan area corresponding to the Company's concession area, related to any debt, recognized or disputed, resulting from the energy consumption recorded by collective meters of the popular neighborhoods of the Province of Buenos Aires, for the period between October 2017 to December 31, 2020; 4) Granting of authorizations to carry out the procedures and presentations necessary to obtain the corresponding registrations. If possible, the Assembly will be held at the corporate headquarters located at Avenida del Libertador 6363, Ground Floor, City of Buenos Aires; In the event that the prohibitions or restrictions on free movement provided by current regulations remain in force as a result of the health emergency on the date scheduled for the meeting, it will be held remotely. In this case, and in accordance with the provisions and authorized by General Resolution No. 830/2020 issued by the Argentine Securities and Exchange Commission (CNV), it was informed that: (i)

the Meeting shall be held on the same date and at the same time originally scheduled, through Microsoft Teams, provided: a) all participants have free access to the Meeting; b) it is possible to participate with vote and voice through simultaneous transmission of sound, images and words during the Meeting, ensuring the principle of equal treatment to all participants; and c) the Meeting is digitally recorded and a digital copy is kept and available. Furthermore, a mechanism shall be implemented for participants and/or their representatives to be readily identified and members of the Supervisory Committee participating in the Meeting shall cause all legal, regulatory and statutory rules to be duly complied with, particularly the minimum requirements provided for in CNV General Resolution No. 830/2020; (ii) the link and the instructions on how to access and join the Meeting shall be shared with the shareholders confirming their participation in the Meeting during the period provided for by law; (iii) shareholders shall confirm their participation in the Meeting by sending an email to “legales.corporativo@edenor.com” attaching their share certificate digitally issued the Registrar, up to and including February 17, 2021; (iv) shareholders participating in the Meeting by representative shall send an email to the address above with the relevant authorizing document, duly authenticated and at least five (5) business days prior to the date of the Meeting.

NOTE 1: In accordance with the provisions of the Argentine Securities and Exchange Commission effective upon registration to attend the Meeting, the following shareholder´s information shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration information in the case of legal entities expressly identifying the Registry where the legal entity is registered and its jurisdiction; domicile -specifying its type. Same information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 2: Shareholders shall appear at or online join the Meeting, as applicable, at least ten (10) minutes in advance to the time scheduled for the Meeting.

In accordance with the Deposit Agreement and in relation to the before mentioned Agenda, the Board of Directors in the meeting held on January 18 2021, resolved to propose the shareholders to vote as follows:

As regards the first item of the Agenda: 1) “Appointment of two shareholders to approve and sign the Minutes”: The Board resolved to propose the Shareholders´ Meeting to appoint the representatives of Pampa Energia S.A., Administración Nacional de Seguridad Social and The Bank of New York Mellon to sign the Minutes.

As regards the second item of the Agenda: 2) "Ratification of all the actions taken in connection with the AGREEMENT ON THE JOINT EXERCISE OF THE REGULATION AND CONTROL OF THE PUBLIC ELECTRICITY DISTRIBUTION SERVICE BETWEEN THE NATIONAL STATE, THE PROVINCE OF BUENOS AIRES AND THE AUTONOMOUS CITY OF BUENOS

AIRES and its respective Addendum": The Board resolved to propose Shareholders´ Meeting to ratify all the actions taken in relation to the negotiation and signing of the mentioned Agreement and its respective Addendum, including but not limited to the disclaimer therein provided to make claims against the National State, the Province of Buenos Aires and/or the Autonomous City of Buenos Aires, on the occasion or in connection with the agreements therein indicated.

As regards the third item of the Agenda: 3) "Ratification of the disclaimer provided for in the AGREEMENT FOR THE DEVELOPMENT OF THE PREVENTIVE AND CORRECTIVE WORK PLAN FOR THE ELECTRIC DISTRIBUTION NETWORK OF THE BUENOS AIRES METROPOLITAN AREA": The Board resolved to propose Shareholders´ Meeting to ratify all the actions taken in relation to said Agreement, including but not limited to the disclaimer therein provided to make claims against the National State, the Province of Buenos Aires and/or the municipalities of the metropolitan area corresponding to the concession area of the Company, related to any debt, acknowledged or litigious, for the consumptions recorded by collective meters of the popular neighborhoods of the Province of Buenos Aires, for the period October 2017 to December 31, 2020.

As regards the fourth item of the Agenda: 4) “Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations”: The Board resolved to propose Shareholders´ Meeting to grant the relevant authorizations to Carlos Dionisio Ariosa, Gabriela Laura Chillari, Camila Macarena Fernandez Santiso and Sofía de los Ángeles Conti, to any of them, acting on behalf of the Company, register the resolutions passed by the Shareholders´ Meeting and to carry out any necessary filings and acts before the relevant authorities including, without limitation, any filings to be made before Comisión Nacional de Valores, Bolsa de Comercio de Buenos Aires and Inspección General de Justicia, as applicable.

We hereby instruct you to proceed in accordance with Section 4.07 of the Deposit Agreements.

Best regards,

By: Gabriela L. Chillari

Title: Attorney-in-law

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: January 25, 2021